ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
7 July to 1 September 2014

1 September 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 August 2014 consisted of 3,888,927,949 ordinary shares, of which 117,442,435 were held as treasury shares; leaving a balance of 3,771,485,514 shares with voting rights.

The voting rights as laid out above do not take into consideration the purchase of 350,000 shares to be held in Treasury by National Grid on 29 August 2014, as these shares have not yet settled into National Grid’s Treasury account.

The figure of 3,771,485,514 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

29 August 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	29 August 2014

Number of ordinary shares purchased:	350,000

Price paid per share (pence):	898.0231 pence

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 117,792,435 of its ordinary shares in treasury and has 3,771,135,514 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

National Grid plc (‘National Grid’)
22 August 2014

Notification of Directors’ Interests
- Dividend Reinvestment

Following payment of the National Grid final 2013/14 dividend on 20 August 2014, National Grid received notification on 21 August 2014 that Jonathan Dawson acquired an interest in a total of 790 ordinary shares in National Grid, in London on 20 August 2014, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 836.10p per share to Mrs Anne Dawson.

Following these changes Jonathan Dawson has an interest in 24,790 ordinary shares in National Grid.

This announcement is made pursuant to the Disclosure and Transparency Rule 3.1.4.

Contact: A Morgan, Assistant Company Secretary
0207 004 3228

21 August 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	21 August 2014

Number of ordinary shares purchased:	600,000

Price paid per share (pence):	888.2281

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 117,501,807 of its ordinary shares in treasury and has 3,771,426,142 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (‘National Grid’)
20 August 2014

Notification of Directors’ Interests
- Dividend Reinvestment

Following payment of the National Grid final 2013/14 dividend on 20 August 2014, National Grid received notification on 20 August 2014 that the following purchases of National Grid ordinary shares to reinvest dividends had been made on behalf of Sir Peter Gershon and Lady Eileen Gershon, in London on 20 August 2014, at a price of 883.20 pence per share; 742 shares on behalf of Sir Peter Gershon and 130 shares on behalf of Lady Eileen Gershon.

National Grid received further notification today that Sir Peter Gershon acquired a joint interest with Lady Eileen Gershon of 1,569 ordinary shares in National Grid, in London on 20 August 2014, allotted under the terms of the Scrip Dividend Scheme (the Scheme) at the Scrip Dividend Reference Price of 836.10p per share.

Following these changes Sir Peter Gershon has an interest in 78,212 ordinary shares in National Grid.

This announcement is made pursuant to the Disclosure and Transparency Rule 3.1.4.

Contact: D Whincup, Company Secretarial Assistant
0207 004 3209

14 August 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	14 August 2014

Number of ordinary shares purchased:	600,000

Price paid per share (pence):	868.6031 pence

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 116,901,807 of its ordinary shares in treasury and has 3,737,437,877 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

8 August 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	7 August 2014

Number of ordinary shares purchased:	350,000

Price paid per share (pence):	845.4321 pence

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 116,301,807 of its ordinary shares in treasury and has 3,738,037,877 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (“NG”)

Thursday 7 August 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,688 NG ordinary shares, on 7 August, under the scheme was confirmed by the Trustee today, at a price of 846.7018 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,374,822 Ordinary Shares

Andrew Bonfield	1,127,584 Ordinary Shares

John Pettigrew	474,554 Ordinary Shares

Contact: Alice Morgan, Assistant Company Secretary

1 August 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 July 2014 consisted of 3,854,339,684 ordinary shares, of which 115,951,807 were held as treasury shares; leaving a balance of 3,738,387,877 shares with voting rights.

The figure of 3,738,387,877 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

30 July 2014

National Grid plc (National Grid)

 Directors’ Share Interests

Tom King, Executive Director, received confirmation late yesterday from his broker following the sale in the US on 28 July 2014 of 3,500 National Grid ADSs at $76.1876 per ADS, in order to rebalance his portfolio following the recent release of shares from a maturing share award. He retains a total interest in 281,520 National Grid plc ADSs after this event.

Contact: Robin Kerner, Assistant Secretary
0207 004 3223

29th July 2014
National Grid plc (‘National Grid or the Company’)

Notification of Directors’ Interests

Long Term Performance Plan

Today, National Grid received a notification from the Trustee (UBS Trustees (Jersey) Limited) of the National Grid Long Term Performance Plan. The following Executive Directors were granted an award of shares on 29 July 2014 in National Grid plc (the ‘Shares’) under the National Grid Long Term Performance Plan, calculated by reference to a share price of 881.15p and an ADS price of $74.7032. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2017 and shares will be transferred to participants net of deductions.

	Director	Number of Shares/ADSs

1.	Steve Holliday	348,975

2.	Andrew Bonfield	248,470

3.	John Pettigrew	161,720

4.	Tom King	47,668*

The total share interests of the above Directors, following these changes, are:

	Director	Number of Shares/ADSs

1.	Steve Holliday	2,374,804

2.	Andrew Bonfield	1,127,566

3.	John Pettigrew	474,537

4.	Tom King	285,020*

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

28 July 2014

National Grid plc (National Grid)

Notification of Directors’ Interests

Long Term Performance Plan -2011 Partial Award Release

On Friday 25 July, the Trustee of the National Grid Employee Share Trust (UBS Trustees (Jersey) Limited) confirmed that the 2011 awards made to certain Executive Directors under the National Grid Long Term Performance Plan were released following completion of the three year performance measurement period in respect of the TSR/EPS portion together with dividend shares based upon the value of dividends that would have been paid on the vested shares since the award was granted following approval of the outturns by the Remuneration Committee on 22 July 2014, in accordance with the plan rules. The number of Shares/ American Depositary Shares (‘ADSs’) disclosed below that have been transferred to participants by the Trustee are net of Shares/ADSs sold to cover statutory deductions and associated costs.

Director	Number of Shares/ADSs

Steve Holliday	88,127 Shares

Andrew Bonfield	55,838 Shares

Nick Winser	42,582 Shares

John Pettigrew	14,895 Shares

Tom King	10,616 ADSs

The total share/ADS interests of the above Directors, following these changes, are:

Director	Number of Shares/ADSs

Steve Holliday	2,025,829 Shares

Andrew Bonfield	879,096 Shares

Nick Winser	978,406 Shares

John Pettigrew	312,817 Shares

Tom King	237,352 ADSs

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

21 July 2014

National Grid plc (“National Grid”)

Notification of Major Interest in National Grid Ordinary Shares

National Grid received on 18 July 2014 a notification by way of Form TR-1 from Competrol International Investments Limited (“Competrol”), regarding total return equity swaps.

The previously disclosed position of Crescent Holdings GmbH of 149,414,285 shares, 4.07% of the total issued share capital of National Grid, at 18 July 2013, was extended on 17 July 2014 to 22 July 2015.

The position has also been transferred intra-group from Crescent Holdings GmbH to Competrol.

Following the announcement of National Grid’s total voting rights on 1 July, Competrol’s interest in 149,414,285 ordinary shares represented 3.99% of the total issued share capital of National Grid, falling below the 4% threshold.

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

Alice Morgan
Assistant Company Secretary
0207 004 3228